UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

7/F, Shuohuang Development Plaza

No. 6 Caihefang Road, Haidian District, Beijing, 100080

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Signatures

Press Release regarding Results of Operations and Financial Condition for the First Quarter ended March 31, 2014, issued by Weibo Corporation on May 21, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: May 23, 2014	By:	/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

Exhibit 99.1

Weibo Reports First Quarter 2014 Financial Results

BEIJING, China—May 21, 2014—Weibo Corporation (the “Company” or “Weibo”) (NASDAQ GS: WB), a leading social media platform for people to create, distribute and discover Chinese-language content, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Net revenues increased 161% year over year to $67.5 million.

•	Advertising and marketing revenues grew 176% year over year to $51.9 million.

•	Weibo Value Added Services (“Weibo VAS”) revenues increased 120% year over year to $15.7 million.

•	Net loss increased 146% year over year to $47.4 million, or $0.31 diluted net loss per share attributable to Weibo’s ordinary shareholders. Net loss in the first quarter of 2014 included a loss of $40.2 million from the change in fair value of investor option liability.

•	Non-GAAP net loss decreased 74% year over year to $4.8 million, or $0.03 non-GAAP diluted net loss per share attributable to Weibo’s ordinary shareholders.

•	Monthly active users (“MAUs”) were 143.8 million as of March 31, 2014, an increase of 34% year over year.

•	Daily active users (“DAUs”) were 66.6 million on average for March 2014, an increase of 37% year over year.

“Weibo’s IPO in five years from inception exemplifies the strong technology and media know how of our team. We are delighted to report robust traffic and revenue growth in the first quarter of 2014,” stated Gaofei Wang, Weibo CEO. “During the first quarter, we leveraged the chains of media events and fine-tuned our operations and products to improve social information distribution and discovery, resulting in Weibo’s MAU growing 11% sequentially and further solidifying Weibo as a leading social media in China. On top of Weibo’s traffic acceleration, Weibo’s net revenues grew 161% year over year. In May, we rolled out promoted feeds for brand advertisers, further diversifying Weibo’s revenue stream.”

First Quarter 2014 Financial Results

For the first quarter of 2014, Weibo reported net revenues of $67.5 million, compared to $25.9 million for the same period last year. Advertising and marketing revenues for the first quarter of 2014 totaled $51.9 million, compared to $18.8 million for the same period last year, with growth coming from social display ads as well as promoted feeds and e-commerce related ads from the strategic alliance with Alibaba. The latter two were launched in the second quarter of 2013. Weibo VAS revenues for the first quarter of 2014 was $15.7 million, compared to $7.1 million for the same period last year, mainly due to growth in game-related services, VIP membership as well as data licensing, which was introduced in the fourth quarter of 2013.

Costs and expenses for the first quarter of 2014 was totaled $75.6 million, compared to $42.3 million for the same period last year. Non-GAAP costs and expenses for the first quarter of 2014 was $73.1 million, compared to $41.5 million for the same period last year. The increase in non-GAAP costs and expenses was due to an increase in VAT costs from higher revenues, as well as an increase in bandwidth costs, marketing expenditures and personnel-related costs.

Loss from operations for the first quarter of 2014 was $8.1 million, compared to a loss of $16.4 million for the same period last year. Non-GAAP loss from operations for the first quarter of 2014 was $5.6 million, compared to $15.6 million for the same period last year.

Non-operating loss for the first quarter of 2014 was $39.9 million, compared to $2.6 million for the same period last year. Non-operating loss for the first quarter of 2014 included a loss of $40.2 million from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo.

Net loss for the first quarter of 2014 was $47.4 million, compared to a net loss of $19.2 million for the same period last year. Diluted net loss per share for the first quarter of 2014 was $0.31, compared to a diluted net loss of $0.13 per share for the same period last year. Non-GAAP net loss for the first quarter of 2014 was $4.8 million, compared to a non-GAAP net loss of $18.4 million for the same period last year. Non-GAAP diluted net loss per share for the first quarter of 2014 was $0.03, compared to a non-GAAP diluted net loss of $0.13 per share for the same period last year.

As of March 31, 2014, Weibo’s cash, cash equivalents and short-term investments totaled $466.2 million, compared to $498.8 million as of December 31, 2013. For the first quarter of 2014, cash used in operating activities was $18.2 million, capital expenditures totaled $2.8 million, and depreciation and amortization expenses amounted to $5.3 million.

Initial Public Offering

In April 2014, Weibo completed its initial public offering (“IPO”) of a total of 19,320,000 American depositary shares (“ADSs”), representing 19,320,000 Class A ordinary shares, of which 6,000,000 ADSs were allotted to Ali WB Investment Holding Ltd. (“Ali WB”), a wholly owned subsidiary of Alibaba, at $17.00 per ADS. Concurrently with the IPO, Ali WB acquired an additional 21,067,300 Class A ordinary shares of Weibo from SINA Corporation and 2,923,478 Class A ordinary shares through a private placement with Weibo at $14.45 per share, which represents a 15% discount to the IPO price pursuant to the agreement entered into between SINA, Weibo and Ali WB in connection with Ali WB’s investment in Weibo. Subsequent to the IPO, Weibo repurchased 2,923,478 ordinary shares from SINA Corporation with the proceeds from the private placement. All of Weibo’s outstanding preferred shares initially issued in April 2013 automatically converted into 30,046,154 Class A ordinary shares immediately upon the completion of Weibo’s offering. Following these transactions, SINA remained the majority shareholder of Weibo, holding approximately 58%, or 54% on a fully diluted basis, of Weibo’s total outstanding shares, and Ali WB remained the second largest shareholder holding approximately 32%, or 30% on a fully diluted basis, of Weibo’s total outstanding shares.

Business Outlook

For the second quarter of 2014, Weibo estimates that its net revenues to be between $74 million and $76 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income/ (loss) from operations, non-GAAP net income/ (loss) and non-GAAP diluted net income/ (loss) per share. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, and change in fair value of investor option liability. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

Weibo will host a conference call at 9:00p.m.–10:00p.m. Eastern Time on May 21, 2014 (or 9:00a.m. –10:00a.m. Beijing Time on May 22, 2014) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free Dial in: +1 877 679 2987

International Dial in: +1 646 502 5131

Hong Kong: +852 3056 2688

China: 400 603 9021

Passcode for all regions: 838527

A replay of the conference call will be available through midnight Eastern Time, June 4, 2014. The dial-in number is +1 866 345 5132. The passcode for the replay is 212641.

About Weibo

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. A microcosm of Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to amplify their social influence.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and Weibo’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to Weibo’s limited operating history in a new and unproven market; failure to grow active user base and user engagement; failure to compete effectively for user traffic or user engagement; lack of experience operating as a stand-alone public company; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Weibo does not undertake any obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +8610-5898 3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2014	2013	2013
Net revenues:
Advertising and marketing	$51,853	$18,763	$56,045
Weibo VAS	15,657	7,121	15,379

Total net revenues	67,510	25,884	71,424

Costs and Expenses:
Cost of revenues (a)	17,443	11,687	16,242
Sales and marketing (a)	23,849	8,451	22,860
Product development (a)	28,808	20,423	26,131
General and administrative (a)	5,472	1,738	4,998

Total costs and expenses	75,572	42,299	70,231

Income (loss) from operations	(8,062)	(16,415)	1,193

Non-operating income (loss):
Loss from equity method investment	—	(654)	—
Change in fair value of investor option liability	(40,188)	—	19,535
Interest and other income (expenses), net	297	(1,933)	361

	(39,891)	(2,587)	19,896

Income (loss) before income tax expenses	(47,953)	(19,002)	21,089
Income tax benefits (expenses)	576	(239)	471

Net income (loss)	$(47,377)	$(19,241)	$21,560

Basic net income (loss) per share attributable to Weibo’s ordinary shareholders*	$(0.31)	$(0.13)	$0.12

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders*	$(0.31)	$(0.13)	$0.11

Shares used in computing basic net income (loss) per share attributable to Weibo’s ordinary shareholders	150,596	143,576	149,050
Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	150,596	143,576	166,162

(a) Stock-based compensation in each category:
Cost of revenues	$169	$51	$140
Sales and marketing	257	111	237
Product development	592	190	445
General and administrative	1,171	489	798

*	Net income is adjusted to reflect the impact of preferred shares issued when calculating the basic and diluted earning per share.

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$206,201	$246,436
Short-term investments	260,011	252,342
Accounts receivable, net	60,071	47,304
Prepaid expenses and other current assets	7,647	5,693

Current assets subtotal	533,930	551,775

Property and equipment, net	34,547	35,702
Goodwill and intangible assets, net	10,308	10,588
Long-term investments	13,538	5,500
Other assets	479	3,369

Total assets	$592,802	$606,934

Liabilities, Mezzanine Equity and Shareholders’ Deficit
Liabilities:
Current liabilities:
Accounts payable	$740	$824
Accrued liabilities	52,087	56,414
Deferred revenues	14,571	15,031
Amount due to SINA	263,323	267,722
Investor option liability	69,692	29,504

Current liablities subtotal	400,413	369,495

Long-term liabilities	679	768

Total liabilities	401,092	370,263
Mezzanine equity - preferred shares	479,612	479,612
Shareholders’ deficit:
Weibo ordinary shareholders’ deficit	(287,902)	(242,941)

Total shareholders’ deficit	(287,902)	(242,941)

Total liabilities, mezzanine equity and shareholders’ deficit	$592,802	$606,934

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2014				March 31, 2013				December 31, 2013
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results
Advertising and marketing	$51,853			$51,853	$18,763			$18,763	$56,045			$56,045
Weibo VAS	15,657			15,657	7,121			7,121	15,379			15,379

Net revenues	$67,510			$67,510	$25,884			$25,884	$71,424			$71,424

		(2,189	)(a)							(1,620	)(a)
		(280	)(b)			(841	)(a)			(229	)(b)

Total costs and expenses	$75,572	$(2,469)		$73,103	$42,299	$(841)		$41,458	$70,231	$(1,849)		$68,382

		2,189	(a)							1,620	(a)
		280	(b)			841	(a)			229	(b)

Income (loss) from operations	$(8,062)	$2,469		$(5,593)	$(16,415)	$841		$(15,574)	$1,193	$1,849		$3,042

		2,189	(a)							1,620	(a)
		191	(b)							229	(b)
		40,188	(c)			841	(a)			(19,535	)(c)

Net income (loss)	$(47,377)	$42,568		$(4,809)	$(19,241)	$841		$(18,400)	$21,560	$(17,686)		$3,874

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders *	$(0.31)			$(0.03)	$(0.13)			$(0.13)	$0.11			$0.02

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	150,596	—		150,596	143,576	—		143,576	166,162	—		166,162

(a)	To adjust stock-based compensation.
(b)	To adjust amortization of intangible assets and tax provision on amortization of intangible assets.
(c)	To adjust the change in fair value of investor option liability.

*	Net income is adjusted to reflect the impact of preferred shares issued when calculating the basic and diluted earnings per share.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2014	2013	2013
Net revenues
Advertising and marketing:
Advertising and marketing other than Alibaba	$31,992	$18,763	$32,206
Alibaba *	19,861	—	23,839

Subtotal	51,853	18,763	56,045
Weibo VAS	15,657	7,121	15,379

	$67,510	$25,884	$71,424

*	Revenue related to the strategic alliance between Weibo and Alibaba formed on April 29, 2013.